                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 27)(1)

                              Katy Industries, Inc.
                              ---------------------
                                (Name of Issuer)

                   Common Stock, One Dollar ($1.00) par value
                   ------------------------------------------
                         (Title of Class of Securities)

                                    486026107
                                 (CUSIP Number)

                               Jonathan P. Johnson
                                    President
                                    CRL, Inc.
                      7505 Village Square Drive, Suite 200
                              Castle Rock, CO 80104
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 30, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ____.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following pages)





-------------------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                               Page 1 of 26 Pages

CUSIP No. 486026107                   13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Wallace E. Carroll, Jr.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                           -----
                                                                       (b)   X
                                                                           -----
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                           -----
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                                   196,858
8    SHARED VOTING POWER                                               2,931,647
9    SOLE DISPOSITIVE POWER                                              196,858
10   SHARED DISPOSITIVE POWER                                          2,931,647

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      3,128,505
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                           -----
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    37.2%
14   TYPE OF REPORTING PERSON*                                                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 26 Pages

CUSP No. 486026107                    13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Amelia M. Carroll
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                           -----
                                                                       (b)   X
                                                                           -----
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                           -----
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                                    20,848
8    SHARED VOTING POWER                                               3,133,657
9    SOLE DISPOSITIVE POWER                                               20,848
10   SHARED DISPOSITIVE POWER                                          3,133,657

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      3,154,505
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                           -----
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    37.6%
14   TYPE OF REPORTING PERSON*                                                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 26 Pages
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CUSP No. 48602107                     13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace E. Carroll Trust U/A Dated 7/1/57
     F/B/O Wallace E. Carroll, Jr. and his descendants
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                           -----
                                                                       (b)   X
                                                                           -----
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                           -----
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                                     2,151
8    SHARED VOTING POWER                                               2,073,436
9    SOLE DISPOSITIVE POWER                                                2,151
10   SHARED DISPOSITIVE POWER                                          2,073,436

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,075,587
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                           -----
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    24.7%
14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 26 Pages

CUSP No. 486026107                    13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58
     F/B/O Wallace E. Carroll, Jr. and his descendants
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                           -----
                                                                       (b)   X
                                                                           -----
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     Not Applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                           -----
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                                   603,000
8    SHARED VOTING POWER                                               2,073,436
9    SOLE DISPOSITIVE POWER                                              603,000
10   SHARED DISPOSITIVE POWER                                          2,073,436

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,676,436
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                           -----
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    31.9%
14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILING OUT!


                               Page 5 of 26 Pages

CUSP No. 486026107                    13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace E. Carroll Trust U/A Dated 1/20/61
     F/B/O Wallace E. Carroll, Jr. and his descendants
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                           -----
                                                                       (b)   X
                                                                           -----
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                           -----
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                                    11,881
8    SHARED VOTING POWER                                                     -0-
9    SOLE DISPOSITIVE POWER                                               11,881
10   SHARED DISPOSITIVE POWER                                                -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         11,881
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                           -----
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             Less than 1%
14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 6 of 26 Pages
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CUSP No. 486026107                    13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Lelia H. Carroll Trust U/A Dated 7/12/62
     F/B/O Wallace E. Carroll, Jr. and his descendants
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                           -----
                                                                       (b)   X
                                                                           -----
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                           -----
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                                   180,661
8    SHARED VOTING POWER                                                     -0-
9    SOLE DISPOSITIVE POWER                                              180,661
10   SHARED DISPOSITIVE POWER                                                -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        180,661
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                           -----
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     2.2%
14   TYPE OF REPORTING PERSON*                                                00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 7 of 26 Pages

CUSP No. 486026107                    13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     CRL, Inc.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                           -----
                                                                       (b)   X
                                                                           -----
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                           -----
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                                 2,073,436
8    SHARED VOTING POWER                                                     -0-
9    SOLE DISPOSITIVE POWER                                            2,073,436
10   SHARED DISPOSITIVE POWER                                                -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,073,436
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                           -----
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    24.7%
14   TYPE OF REPORTING PERSON*                                                CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 8 of 26 Pages

CUSP No. 486026107                    13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Wallace Foundation
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                           -----
                                                                       (b)   X
                                                                           -----
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                           -----
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Colorado

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                                    32,910
8    SHARED VOTING POWER                                                     -0-
9    SOLE DISPOSITIVE POWER                                               32,910
10   SHARED DISPOSITIVE POWER                                                -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         32,910
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                           -----
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             Less than 1%
14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 9 of 26 Pages

CUSP No. 486026107                    13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79
     F/B/O the descendants of Wallace E. Carroll, Jr.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                           -----
                                                                       (b)   X
                                                                           -----
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     NOT APPLICABLE
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                           -----
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER                                                     6,760
8    SHARED VOTING POWER                                                     -0-
9    SOLE DISPOSITIVE POWER                                                6,760
10   SHARED DISPOSITIVE POWER                                                -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          6,760
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                           -----
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             Less than 1%
14   TYPE OF REPORTING PERSON*                                                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 10 of 26 Pages

                                AMENDMENT NO. 27
                                 TO SCHEDULE 13D

            This amended statement relates to the Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Issuer"). This amended statement is being filed in accordance with Rule 101(a)(2)(i) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

            This amended statement on Schedule 13D is jointly filed by Wallace E. Carroll, Jr.; Amelia M. Carroll; The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants; The Wallace
E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants (the "58 Trust"); The Wallace E. Carroll Trust U/A Dated 1/20/61 F/B/O Wallace E. Carroll, Jr. and his descendants; The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants; CRL, Inc., a Delaware corporation ("CRL"); The Wallace Foundation; and the Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79 F/B/O the descendants of Wallace E. Carroll, Jr. (collectively, the "Reporting Persons") pursuant to a Schedule 13D Joint Filing Agreement dated as of June 29, 2001 previously filed as Exhibit D to Amendment No. 26 to this statement.

Item 5.     Interest in Securities of the Issuer.

      Item 5 is hereby amended as follows:

            As previously reported on this amended statement, on May 24, 2001, CRL entered into amendments, effective as of February 28, 2001, to its Amended and Restated Revolving Credit Agreement dated as of December 31, 1993, as amended, which was previously filed as Exhibit CC to Amendment No. 14 to this statement, and its Pledge Agreement dated as of December 31, 1995, as amended, which was previously filed as Exhibit A to Amendment No. 24 to this statement (collectively, the "Agreements"), each with The Northern Trust Company ("Northern Trust"), pursuant to which CRL pledged to Northern Trust all of the 2,073,436 Shares it owns to secure the prompt and complete payment and performance when due of all of CRL's obligations under the Agreements. In connection therewith, the 58 Trust entered into a Pledge Agreement (the "Pledge Agreement"), dated as of Feburary 28, 2001 and in favor of Northern Trust, pursuant to which the 58 Trust pledged to Northern Trust a securities account with Northern Trust in the name of the 58 Trust (the "Account") to secure the full and prompt payment and performance of all of CRL's obligations under the Agreements and the 58 Trust's obligations under the Pledge Agreement.

            On July 30, 2001, CRL sold an account receivable (the "Receivable") to the 58 Trust for a purchase price of $2,000,000. CRL used the funds received from such sale to make a payment to Northern Trust on amounts owed under the Agreements. The 58 Trust withdrew funds from the Account to pay the purchase price to CRL for the Receivable. In exchange for Northern Trust releasing the funds for such payment from the pledge of the Account, the 58 Trust pledged to Northern Trust all of the 603,000 Shares the 58 Trust owns as substitute collateral under the Pledge Agreement.

            The description of the Agreements and the Pledge Agreement are qualified in their entirety by the provisions of such agreements attached to this amended statement as exhibits or previously filed as exhibits to prior amendments to this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Item 6 is hereby amended as follows:

            The description of the Pledge Agreement set forth in Item 5 above is incorporated herein by reference in its entirety.


                              Page 11 of 26 Pages

Item 7.     Material to be filed as Exhibits.

      Item 7 is hereby amended as follows:

            In accordance with subparagraph 3 of Item 7, the following exhibits are attached hereto:

EXHIBIT A - Pledge Agreement dated as of February 28, 2001 by and between the 58 Trust and Northern Trust.

                                  * * * * *














                              Page 12 of 26 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date: September 10, 2001


                                          WALLACE E. CARROLL TRUST
                                          U/A Dated July 1, 1957 F/B/O
                                          Wallace E. Carroll, Jr. and his
                                          descendants

                                                      *
                                          --------------------------------------
                                          Wallace E. Carroll, Jr., Trustee

                                                      *
                                          --------------------------------------
                                          Amelia M. Carroll, Trustee



                                          WALLACE E. AND LELIA H. CARROLL
                                          TRUST
                                          U/A Dated May 1, 1958 F/B/O
                                          Wallace E. Carroll, Jr. and his
                                          descendants

                                                      *
                                          --------------------------------------
                                          Wallace E. Carroll, Jr., Trustee

                                                      *
                                          --------------------------------------
                                          Amelia M. Carroll, Trustee



                                          WALLACE E. CARROLL TRUST
                                          U/A Dated January 20, 1961 F/B/O
                                          Wallace E. Carroll, Jr. and his
                                          descendants

                                                      *
                                          --------------------------------------
                                          Wallace E. Carroll, Jr., Trustee

                                                      *
                                          --------------------------------------
                                          Amelia M. Carroll, Trustee



                                          LELIA H. CARROLL TRUST
                                          U/A Dated July 12, 1962 F/B/O
                                          Wallace E. Carroll, Jr. and his
                                          descendants

                                                      *
                                          --------------------------------------
                                          Wallace E. Carroll, Jr., Trustee

                                                      *
                                          --------------------------------------
                                          Amelia M. Carroll, Trustee


                              Page 13 of 26 Pages

                                          THE WALLACE FOUNDATION

                                                      *
                                          --------------------------------------
                                          Wallace E. Carroll, Jr., Trustee

                                                      *
                                          --------------------------------------
                                          Amelia M. Carroll, Trustee



                                          SUBTRUSTS UNDER THE WALLACE E.
                                          CARROLL TRUST
                                          U/A Dated December 20, 1979 F/B/O
                                          the descendants of Wallace E.
                                          Carroll, Jr.

                                                      *
                                          --------------------------------------
                                          Wallace E. Carroll, Jr., Trustee

                                                      *
                                          --------------------------------------
                                          Amelia M. Carroll, Trustee



                                                      *
                                          --------------------------------------
                                          WALLACE E. CARROLL, JR.



                                                      *
                                          --------------------------------------
                                          AMELIA M. CARROLL



                                          CRL, INC.

                                             /s/      Jonathan P. Johnson
                                          --------------------------------------
                                          Jonathan P. Johnson, President




                                          *By:  /s/ Jonathan P. Johnson
                                                --------------------------------
                                                Jonathan P. Johnson
                                                Attorney-in-fact


                              Page 14 of 26 Pages

                                                                       EXHIBIT A
                                PLEDGE AGREEMENT

                            Dated as of February 28, 2001

This Pledge Agreement (as modified from time to time, this "AGREEMENT") has been executed by Wallace E. Carroll, Jr., Amelia M. Carroll and Robert E. Kolek, not individually but solely as trustees under Trust Agreement dated May 1, 1958, as amended from time to time and known as the Wallace E. and Lelia H. Carroll Trust for the benefit of Wallace E. Carroll, Jr. (the trustees in their capacity as trustees under the Trust and the Trust, each and collectively, referred to herein as the "DEBTOR"), as debtor, in favor of THE NORTHERN TRUST COMPANY, an Illinois banking corporation, as secured party and pledgee (together with any successor, assign or subsequent holder, "SECURED PARTY"), with its main banking office at 50 South LaSalle Street, Chicago, Illinois 60675.

                                   WITNESSETH:

       WHEREAS, pursuant to that certain Amended and Restated Revolving Credit Agreement dated as of December 9, 1993 (as amended, restated, supplemented or otherwise modified from time to time, the "CREDIT AGREEMENT") by and between CRL, Inc. (together with its successors and assigns, "Borrower") and Secured Party, Secured Party has agreed, subject to certain conditions precedent, to make loans and other financial accommodations to the Borrower from time to time;

       WHEREAS, Wallace E. Carroll, Jr., the beneficiary of the Trust, is a shareholder of Borrower and will derive both direct and indirect economic benefit from the loans and other financial accommodations made to Borrower under the Credit Agreement; and

       WHEREAS, Secured Party has required, as a condition to it entering into the Eighth Amendment to the Credit Agreement dated the date hereof, that Wallace E. Carroll, Jr. cause the Debtor to execute and deliver this Agreement;

       NOW THEREFORE, for and in consideration of the foregoing and of any financial accommodations or extensions of credit (including, without limitation, any loan or advance by renewal, refinancing or extension of the agreements described hereinabove or otherwise) heretofore, now or hereafter made to or for the benefit of Borrower pursuant to the Credit Agreement or any other agreement, instrument or document executed pursuant to or in connection therewith, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Debtor agrees as follows:

1. DEFINITIONS. As used in this Agreement:

(a) Unless otherwise defined herein or in the Credit Agreement, all capitalized terms not otherwise defined herein shall have the meanings as used in the Uniform Commercial Code as in effect in the State of Illinois from time to time.

                              Page 15 of 26 Pages

(b) "TRUST" shall mean the Wallace E. and Lelia H. Carroll Trust under Trust Agreement dated May 1, 1958 for the benefit of Wallace E. Carroll, Jr.

(c) "TRUST AGREEMENT" means the trust agreement dated as of May 1, 1958 and any other instruments governing the Trust, as modified or amended from time to time, and all related documents and instruments in connection therewith.

2. PLEDGE. Debtor hereby assigns, pledges, hypothecates, delivers, sets over and transfers to Secured Party and grants to Secured Party a continuing security interest in the following, in each case whether certificated or uncertificated, whether now owned or hereafter acquired, wherever located (any or all of such, the "TRUST COLLATERAL" or "COLLATERAL"):

(a) Securities account number 23-18558 in the name of Debtor with The Northern Trust Company, located at 50 South LaSalle Street, Chicago, Illinois 60675 (hereafter referred to as the "BAILEE"), any successor and/or replacement account, and any and all securities, security entitlements, financial assets, investment property, commodity contracts, money, instruments, documents, goods, chattel paper, accounts, general intangibles, deposit accounts, partnership and limited liability company interests, and other property and rights of any nature now or hereafter held in or constituting part of such account(s) (such account and any successor and/or replacement account, the "SECURITIES ACCOUNT");

(b) With respect to the Collateral referred to in clause a above, all stock and bond powers, certificates and instruments;

(c) With respect to the Collateral referred to in clause a above, all replacements, substitutions, interest, cash and stock dividends, warrants, options, and other rights and amounts paid, accrued, received, receivable, or distributed with respect thereto from time to time; and

(d) With respect to all of the foregoing, all products and proceeds thereof, including without limitation insurance proceeds and payments under the Securities Investor Protection Act of 1970, as amended.

3. LIABILITIES. The Collateral shall secure the payment and performance of the following (collectively referred to as the "LIABILITIES"): (a) all obligations and liabilities of Borrower or Debtor to Secured Party in connection with the Credit Agreement howsoever created, evidenced or arising, whether direct or indirect, absolute or contingent, now due or to become due, or now existing or hereafter arising, including without limitation future advances and letters of credit issued for the account of or at the request of Borrower (including all obligations under the Credit Agreement and the other Loan Documents); (b) all liabilities and obligations of Debtor under this Agreement or in connection herewith; and (c) all agreements relating to any of the foregoing. This Agreement shall continue and remain in effect notwithstanding that at any particular time there may be no Liabilities outstanding.

                              Page 16 of 26 Pages

4. REPRESENTATIONS.

(a) Debtor hereby represents and warrants to Secured Party that:

       (i) Debtor is existing and in good standing under the laws of the state of its formation; the execution, delivery and performance of this Agreement and all related documents and instruments are within Debtor's powers (including, without limitation, Debtor's powers as trustee pursuant to the Trust Agreement and applicable law) and have been authorized by all necessary trust action.

       (ii) The execution, delivery and performance of this Agreement have received any and all necessary governmental approval, and do not and will not contravene or conflict with any provision of law or any agreement affecting Debtor or its property (including without limitation the Trust Agreement).

       (iii) There has been no material adverse change in the condition, properties or assets of Debtor since the date of the latest financial statements provided on behalf of Debtor to Secured Party.

       (iv) Debtor has not, during the five (5) years and six months prior to the date of this Agreement, gone by any other name except as shown above.

       (v) The Collateral is duly and validly authorized and issued, non-assessable, fully paid and paid for, issued and outstanding, and Debtor is the legal and equitable owner of the Collateral, with the right (including without limitation under the Trust Agreement) to pledge, assign and deliver the Collateral to secure the Liabilities and do or cause to be done all other actions provided for or referenced in this Agreement or any related document or instrument, free and clear of all liens, claims, encumbrances and security interests of any nature except any in favor of Secured Party.

       (vi) [Reserved.]

       (vii) Except for the Securities Act of 1933, as amended, and state securities laws affecting the offering and sale by Persons (as defined in the Credit Agreement) such as Secured Party of securities such as the Collateral, sale of the Collateral by Secured Party is not prohibited or regulated by any federal or state law or regulation or any agreement binding upon Debtor, including without limitation the Trust Agreement, and requires no registration or filing with, or consent or approval of, any governmental body, regulatory authority or securities exchange.

       (viii) No financing statement, notice of judgment, or any similar instrument (unless filed on behalf of Secured Party) covering any of the Collateral is on file in any public office.

(b) The request or application by Borrower or Debtor for any Liability secured hereby shall be a representation and warranty by Debtor as of the date of such request or application that: (i) no Event of Default or Unmatured Event of Default (in each case as defined herein) has occurred or

                              Page 17 of 26 Pages
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is continuing as of such date; and (ii) Debtor's representations and warranties herein are true and correct as of such date as though made on such date.

5. DEPOSITORIES. Without limiting any other provision hereof, Secured Party may at its option from time to time transfer, or cause Bailee to transfer, the Collateral into a "pledge position" at any depository now or hereafter holding the Collateral, and do or cause to be done, execute (or cause to be executed) such other documents, and take (or cause to be taken) such other actions as Secured Party may deem reasonably necessary or appropriate in connection therewith.

6. APPOINTMENT OF SUB-AGENTS; REGISTRATION IN NOMINEE NAME.

       (a) The Secured Party shall have the right to appoint one or more sub-agents for the purpose of retaining physical possession of any certificates or instruments representing or evidencing the Collateral, which may be held (in the discretion of Secured Party) in the name of Secured Party or any nominee or nominees of Secured Party or a sub-agent appointed by Secured Party. In addition, Secured Party shall at all times have the right to exchange certificates or instruments representing or evidencing Collateral for certificates or instruments of smaller or larger denominations for any purpose consistent with its performance of this Agreement.

       (b) For the better perfection of Secured Party's rights in and to the Collateral and to facilitate implementation of such rights, Debtor shall, upon written request of Secured Party, cause all the certificates, notes, documents and other instruments evidencing, representing or otherwise comprising the Collateral to be registered or otherwise put into the name of Secured Party or a nominee or nominees of Secured Party subject only to the revocable voting rights specified herein and the right of Debtor to receive dividends and interest payments as provided herein.

       (c) Debtor hereby consents and agrees that the issuers of, or any depository, registrar, transfer agent or similar party for any of, the Collateral shall be entitled to accept the provisions hereof as conclusive evidence of the right of Secured Party to effect any transfer pursuant hereto, notwithstanding any notice or direction to the contrary heretofore or hereafter given by Debtor or any other person to any such issuer or any such depository, registrar, transfer agent or similar party.

7. VOTING RIGHTS. Upon the occurrence and during the continuance of an Event of Default, any and all voting or similar rights with respect to the Collateral shall be exercisable only by Secured Party.

8. COVENANTS OF PLEDGOR Debtor agrees that so long as this Agreement remains in effect, it will:

       (a) Promptly deliver any cash, securities or other property received with respect to the Collateral, whether as proceeds of the disposition thereof, dividends with respect thereto, or otherwise, to be held by Secured Party as Collateral. NOTWITHSTANDING THE

                              Page 18 of 26 Pages

FOREGOING, UNTIL SECURED PARTY NOTIFIES DEBTOR TO THE CONTRARY OR AN EVENT OF DEFAULT (AS DEFINED BELOW) OCCURS, DEBTOR MAY CONTINUE TO RECEIVE REGULAR CASH DIVIDENDS AND INTEREST PAYMENTS ON THE COLLATERAL AND, AFTER RECEIPT THEREOF, SUCH DIVIDENDS AND INTEREST PAYMENTS SHALL NOT BE DEEMED COLLATERAL UNDER THIS AGREEMENT.

       (b) Defend the Collateral against the claims and demands of all persons other than Secured Party and promptly pay all taxes, assessments, and charges upon the Collateral which are not being contested in good faith by Debtor and for which adequate reserves are being maintained, and not sign (or permit to be signed) any documents creating or perfecting a lien upon or a security interest in any of the Collateral except in favor of Secured Party, or otherwise create, suffer, or permit to exist any liens or security interests upon any Collateral other than in favor of Secured Party.

       (c) Keep at its address for notices set forth under or opposite its signature hereto its records concerning the Collateral, which records shall be of such character as will enable Secured Party to determine at any time the status of the Collateral; furnish to Secured Party such information concerning the Collateral as Secured Party may from time to time reasonably request; and permit Secured Party from time to time, during normal business hours, upon reasonable notice, to inspect, audit, and make copies of, and extracts from, all records and all other papers in the possession of Debtor pertaining to the Collateral.

       (d) Make appropriate entries upon Debtor's financial statements and Debtor's books and records disclosing Secured Party's security interest in the Collateral.

       (e) Provide to Secured Party from time to time such financial statements of and other information concerning the Collateral and Debtor as Secured Party shall reasonably request.

       (f) Except if and to the extent specifically permitted by this Agreement, not sell, transfer, grant an option or similar right with respect to, or otherwise dispose of, or agree to dispose of, any Collateral or any interest therein.

9. EVENTS OF DEFAULT. The occurrence of any of the following shall constitute an "Event of Default":

       (a) there shall occur an Event of Default or Default under the Credit Agreement (as such terms are defined in the Credit Agreement); or

       (b) the value of the assets in the Securities Account shall fall below the Minimum Account Balance; or there shall be any levy, judicial seizure, or attachment of any of the Collateral.

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                              Page 19 of 26 Pages
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10. DEFAULT REMEDIES.

       (a) Notwithstanding any provision of any document or instrument evidencing or relating to any Liability, upon the occurrence and during the continuance of any Event of Default specified in Section 8.1 of the Credit Agreement, Secured Party at its option may declare the Liabilities immediately due and payable without notice or demand of any kind (provided that, upon the occurrence of any Event of Default specified in Section 8.1 (g) of the Credit Agreement, the Liabilities shall be immediately and automatically due and payable without action of any kind on the part of Secured Party). Upon the occurrence and during the continuance of any Event of Default, Secured Party may exercise any rights and remedies under this Agreement, the Credit Agreement, any related document or instrument (including without limitation any pertaining to Collateral), and at law or in equity.

       (b) If any Event of Default shall have occurred and be continuing, then, in addition to having the right to exercise any rights and remedies of a secured party upon default under the Uniform Commercial Code in effect in the State where the main banking office of Secured Party or any Collateral is located, Secured Party may, in its sole discretion:

       (i) without being required to give any prior notice to Debtor apply the cash (if any) then held by it hereunder, toward the Liabilities in such order as Secured Party shall determine in its sole discretion; and

       (ii) if there shall be no such cash or the cash so applied shall be insufficient to pay all obligations in full, sell the Collateral, or any part thereof, at any public or private sale, for cash, upon credit or for future delivery, as Secured Party shall reasonably deem appropriate. The Secured Party shall be authorized at any such sale (to the extent it deems it advisable to do so, in its sole discretion) to restrict the prospective bidders or purchasers to persons who will represent and agree that they are purchasing the Collateral then being sold for their own account for investment and not with a view to the distribution or resale thereof, and upon consummation of any such sale Secured Party shall have the right to assign, transfer and deliver to the purchaser(s) thereof the Collateral so sold. Each such purchaser at any such sale shall hold the property sold absolutely free from any claim or right on the part of Debtor, and Debtor hereby waives (to the extent permitted by law) all rights of redemption, stay and/or appraisal which it now has or may at any time in the future have under any rule of law or statute now existing or hereafter enacted. To the extent that notice of sale shall be required to be given by law, Secured Party shall give Debtor at least ten days' written notice of Secured Party's intention to make any such public or private sale or sales. Secured Party shall not be obligated to make any sale of Collateral if it shall determine not to do so, regardless of the fact that notice of sale of Collateral may have been given. Secured Party may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, be made at the time and place to which the same was so adjourned. In case sale of all or any part of the Collateral is made on credit or for future delivery, the Collateral so sold may be retained by Secured Party until the sale price is paid by the purchaser thereof, but Secured Party shall not incur any liability in case any such purchaser shall fail to take up and pay for the Collateral so sold; in the case of any such failure, such Collateral

                              Page 20 of 26 Pages
may be sold again upon like notice. As an alternative to exercising the power of sale herein conferred upon it, Secured Party may proceed by a suit at law or in equity to foreclose this Agreement and to sell the Collateral, or any portion thereof, pursuant to a judgment or decree of a court of competent jurisdiction. The proceeds of sale of Collateral sold pursuant hereto shall be applied by Secured Party in such order as it shall determine.

       (c) Secured Party may, by written notice to Debtor, at any time and from time to time, waive any Event of Default or "Unmatured Event of Default" (as defined below), which shall be for such period and subject to such conditions as shall be specified in any such notice. In the case of any such waiver, Secured Party and Debtor shall be restored to their former position and rights hereunder, and any Event of Default or Unmatured Event of Default so waived shall be deemed to be cured and not continuing; but no such waiver shall extend to or impair any subsequent or other Event of Default or Unmatured Event of Default. No failure to exercise, and no delay in exercising, on the part of Secured Party of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of Secured Party herein provided are cumulative and not exclusive of any rights or remedies provided by law. "Unmatured Event of Default" means any event or condition which would become an Event of Default with notice or the passage of time or both.

11. POWERS OF SECURED PARTY. Secured Party may, from time to time, at its option (but shall have no duty to):

(a) perform any agreement of Debtor hereunder that Debtor shall have failed to perform;

(b) take any other action which Secured Party deems reasonably necessary or desirable for the preservation of the Collateral or Secured Party's interest therein and the carrying out of this Agreement, including without limiting the generality of the foregoing: (i) any action to collect or realize upon the Collateral; (ii) the discharge of taxes, liens, security interests or other encumbrances at any time levied or placed on the Collateral; (iii) the discharge or keeping current of any obligation of Debtor having effect on the Collateral; or (iv) subject to SECTION 8(A) hereof, receiving, endorsing and collecting all checks and other orders for the payment of money made payable to Debtor representing any dividend, interest payment or other distribution payable or distributable in respect of the Collateral or any part thereof, and to give full discharge for the same;

(c) file, or cause to be filed, photocopies or carbon copies of any financing statement respecting any right of Secured Party in the Collateral, and any such photocopy or carbon copy of the signature of Debtor on such photocopy or carbon copy shall be deemed an original for purposes of such filing. Debtor hereby authorizes Secured Party to sign financing statements on Debtor's behalf to be filed in all jurisdictions in which such authorization is permitted, and Secured Party shall endeavor to provide Debtor a copy of any such filing; and

(d) (without limiting any other provision hereof) in its discretion request that any uncertificated securities or deposits constituting Collateral hereunder be delivered to it in definitive form. Upon receipt of such request from Secured Party, Debtor will immediately take

                              Page 21 of 26 Pages
all reasonable steps (including, without limitation, the payment by Debtor of all reasonable costs and expenses of issuance and transfer) required to cause such uncertificated securities or deposits to be issued and delivered in definitive form to Secured Party, together with any and all documents (executed in blank) required to erect the transfer of definitive securities or deposits in definitive form to Secured Party. The parties expressly agree that such securities or deposits when issued in definitive form shall continue to constitute Collateral for purposes of this Agreement.

Debtor hereby appoints Secured Party as Debtor's attorney-in-fact, which appointment is and shall be deemed to be irrevocable and coupled with an interest, for purposes of performing acts and signing and delivering any agreement, document, or instrument, on behalf of Debtor in accordance with this
SECTION 11. Debtor immediately will reimburse Secured Party for all reasonable expenses so incurred by Secured Party, together with interest thereon at 3% in addition to the Prime Rate.

12. FURTHER ASSURANCES. Debtor agrees to do (or cause to be done) such further acts and things, and to execute and deliver (or cause to be executed and delivered) such additional conveyances, assignments, agreements, and instruments, as Secured Party may at any time reasonably request in connection with the administration or enforcement of this Agreement or related to the Collateral or any part thereof or in order better to assure and confirm unto Secured Party its rights, powers and remedies hereunder.

13.   ADDITIONAL   PROVISIONS  REGARDING  SECURITIES  ACCOUNT.  The  following additional provisions pertaining to the Bailee do not limit any of Secured Party's rights or powers under other provisions hereof.

(a) Debtor agrees to direct Bailee to hold the Collateral as bailee and agent for Secured Party; Debtor hereby acknowledges that Bailee does and shall hold the Collateral as bailee and agent of Secured Party. Debtor agrees to execute and deliver to Secured Party a direction letter to Bailee in the form attached hereto as EXHIBIT A. All terms of the direction letter, including without limitation the agreement and acknowledgment of Bailee, are incorporated into this Agreement as agreements of Debtor, and Debtor agrees to direct Bailee to comply with its agreements and obligations under such letter, and to direct Bailee to agree to and acknowledge such letter as provided therein. Upon the execution of the direction letter by Debtor, Bailee and Secured Party, as provided therein, the direction letter shall constitute an agreement among Debtor, Bailee and Secured Party.

(b) Except as otherwise specified herein or in any direction letter, Bailee shall act or not act with respect to the Collateral solely in accord with entitlement orders and instructions (including without limitation instructions to sell or otherwise dispose of any Collateral, to designate securities as Collateral (if applicable), and to deliver any Collateral to Secured Party) given from time to time by Secured Party. Secured Party may exercise any of its rights and powers hereunder or in connection with this Agreement or the direction letter, including without limitation the agreement and acknowledgement of Bailee, without the consent of Debtor.

                              Page 22 of 26 Pages

(c) Notwithstanding the foregoing, until Secured Party notifies Bailee in writing to the contrary, Bailee shall not permit withdrawals from the Securities Account. Moreover, Debtor agrees to take all steps, including without limitation placing additional assets in the abovereferenced Securities Account, to ensure that the value of the assets in the Securities Account at all times equals or exceeds $2,000,000 (the "MINIMUM ACCOUNT BALANCE") as determined by Secured Party.

(d) Without impairing clause c above, Debtor hereby directs and authorizes Bailee, as agent with respect to the Securities Account, to effect replacements and substitutions of Collateral on behalf of Debtor. Without limiting any other provision hereof, all such replacements and substitutions of Collateral shall be conclusively deemed to be Collateral and Debtor shall be deemed to have granted a security interest in such items and assigned such items to Secured Party, as more fully provided in SECTION 2 above. All substitutions and replacements shall be satisfactory to Secured Party in its sole discretion, and (without limiting any other provision hereof or of any direction letter) if Secured Party so requests, no substitution or replacement may be made except with the prior consent of Secured Party.

14. OBLIGATIONS UNCONDITIONAL; WAIVER OF DEFENSES. Debtor irrevocably agrees that no fact or circumstance whatsoever which might at law or in equity constitute a discharge or release of, or defense to the obligations of, a guarantor or surety shall limit or affect any obligations of Debtor under this Agreement or any document or instrument executed in connection herewith. Without limiting the generality of the foregoing:

(a) Secured Party may at any time and from time to time, without notice to Debtor, take any or all of the following actions without affecting or impairing the liability of Debtor on this Agreement:

       (i) renew or extend time of payment of the Liabilities;

       (ii) accept, substitute, release or surrender any security for the Liabilities; and

       (iii) release any person primarily or secondarily liable on the Liabilities (including without limitation Borrower, any indorser, and any Guarantor).

(b) No delay in enforcing payment of the Liabilities, nor any amendment, waiver, change, or modification of any terms of any document or instrument which evidences or is given in connection with the Liabilities, shall release Debtor from any obligation hereunder. The obligations of Debtor under this Agreement are and shall be primary, continuing, unconditional and absolute (notwithstanding that at any time or from time to time all of the Liabilities may have been paid in full), irrespective of the value, genuineness, regularity, validity or enforceability of any documents or instruments respecting or evidencing the Liabilities. In order to hold Debtor liable or exercise rights or remedies hereunder, there shall be no obligation on the part of Secured Party, at any time, to resort for payment to Borrower or any Guarantor or to any other security for the Liabilities. Secured Party shall have the right to enforce this Agreement irrespective of

                              Page 23 of 26 Pages
whether or not other proceedings or steps are being taken against any other property securing the Liabilities or any other party primarily or secondarily liable on any of the Liabilities.

(c) Debtor irrevocably waives presentment, protest, demand, notice of dishonor or default, notice of acceptance of this Agreement, notice of any loans made, extensions granted or other action taken in reliance hereon, and, except as otherwise expressly provided herein, all demands and notices of any kind in connection with this Agreement or the Liabilities.

(d) So long as this Agreement remains in effect or any Liabilities are outstanding, Debtor waives any claim or other right which Debtor might now have or hereafter acquire against Borrower or any other person primarily or contingently liable on the Liabilities (including without limitation any maker, indorser or Guarantor) or that arises from the existence or performance of Debtor's obligations under this Agreement, including without limitation any right of subrogation, reimbursement, exoneration, contribution, indemnification, or participation in any claim or remedy of Secured Party against Borrower or any other collateral security for the Liabilities, which Secured Party now has or hereafter acquires, however arising.

15. SECURED PARTY MAY ALSO BE BAILEE OR TRUSTEE. Debtor hereby irrevocably waives, releases and forever relinquishes any claim or right of any nature whatsoever based upon the fact that Bailee or a trustee of any Debtor, Borrower or Guarantor which is a trust is or may be Secured Party itself or a direct or indirect parent, subsidiary or affiliate of Secured Party, and hereby irrevocably consents to any such circumstance. The rights and powers of Secured Party shall not in any way be restricted by reason of any such present or future circumstance.

16. NOTICES. All notices, requests and demands to or upon the respective parties hereto shall be deemed to have been given or made when deposited in the mail, postage prepaid, addressed if to Secured Party to its main banking office indicated above (Attention: Division Head), and if to Debtor to its address set forth below, or to such other address as may be hereafter designated in writing by the respective parties hereto or, as to Debtor, may appear in Secured Party's records.

17. MISCELLANEOUS. THIS AGREEMENT AND ANY DOCUMENT OR INSTRUMENT EXECUTED IN CONNECTION HEREWITH SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAW OF THE State of Illinois, and SHALL BE DEEMED TO HAVE BEEN EXECUTED IN SUCH STATE. Unless the context requires otherwise, wherever used herein the singular shall include the plural and vice versa, and the use of one gender shall also denote the others. Captions herein are for convenience of reference only and shall not define or limit any of the terms or provisions hereof; references herein to Sections or provisions without reference to the document in which they are contained are references to this Agreement. This Agreement shall bind Debtor, its trustees (including without limitation successor and replacement trustees), successors and assigns, and shall inure to the benefit of Secured Party, its successors and assigns, except that Debtor may not transfer or assign any of its rights or interest hereunder without the prior written consent of Secured Party. Debtor agrees to pay upon demand all reasonable expenses (including without limitation reasonable attorneys' fees, legal costs and expenses, and time charges of attorneys who may be

                              Page 24 of 26 Pages
employees of Secured Party, in each case whether in or out of court, in original or appellate proceedings or in bankruptcy) incurred or paid by Secured Party or any holder hereof in connection with the enforcement or preservation of its rights hereunder or under any document or instrument executed in connection herewith. Each of the Debtors (including the trustees executing this Agreement, in their capacity as trustees under the Trust and not in their individual capacity) shall be primarily, jointly and severally liable for all obligations hereunder.

18. WAIVER OF JURY TRIAL, ETC. DEBTOR HEREBY IRREVOCABLY AGREES THAT, SUBJECT TO SECURED PARTY'S SOLE AND ABSOLUTE ELECTION, ALL SUITS, ACTIONS OR OTHER PROCEEDINGS WITH RESPECT TO, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY DOCUMENT OR INSTRUMENT EXECUTED IN CONNECTION HEREWITH SHALL BE SUBJECT TO LITIGATION IN COURTS HAVING SITUS WITHIN OR JURISDICTION OVER COOK COUNTY, ILLINOIS. DEBTOR HEREBY CONSENTS AND SUBMITS TO THE JURISDICTION OF ANY LOCAL, STATE OR FEDERAL COURT LOCATED IN OR HAVING JURISDICTION OVER SUCH COUNTY, AND HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO REQUEST OR DEMAND TRIAL BY JURY, TO TRANSFER OR CHANGE THE VENUE OF ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT BY SECURED PARTY IN ACCORDANCE WITH THIS PARAGRAPH, OR TO CLAIM THAT ANY SUCH PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

19. COUNTPART SIGNATURES. This Agreement may be executed in any number of counterparts, and any party hereto may execute one or more such counterparts, all of which shall constitute one and the same Agreement. Delivery of an executed counterpart of this Agreement by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.

                            [SIGNATURE PAGE FOLLOWS]





                              Page 25 of 26 Pages

      IN WITNESS WHEREOF, Debtor has executed this Pledge Agreement as of the date first above written.

                             WALLACE E. AND LELIA H. CARROLL TRUST U/A DATED MAY 1, 1958 FOR THE BENEFIT OF WALLACE E. CARROLL, JR.

                             By:    /s/ Wallace E. Carroll
                                 ---------------------------------------
                                  Wallace E. Carroll, Jr., as Co-Trustee



                             By:    /s/ Amelia M. Carroll
                                 ---------------------------------------
                                  Amelia M. Carroll, as Co-Trustee



                             By:     /s/ Robert E. Kolek
                                ----------------------------------------
                                  Robert E. Kolek, as Co-Trustee

                                  Address for notices:

                                  c/o CRL, Inc.
                                  6300 South Syracuse Way
                                  Suite 300
                                  Englewood, Colorado 80111





                              Page 26 of 26 Pages